EXHIBIT (4)(v)

                        Endorsement Modifying Transfers


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                                    ENDORSEMENT

This policy is amended as follows:

The provision, Transfers Before Income Payments Begin is deleted in its entirety and replaced with the following:

Transfers Before Income Payments Begin

You may transfer amounts amount the Investment Subdivisions of the Separate Account by sending a written request to our home office. We reserve the right to limit, upon written notice, the number of transfers to twelve or, if necessary for the policy to continue to be treated as an annuity policy by the IRS, a lower number. Also, we reserve the right to refuse to execute any transfer if any of the Investment Subdivisions that would be affected by the transfer are unable to purchase or redeem shares of the mutual fund in which the Investment Subdivision invests.

The transfer will be effective as of the end of the valuation period during which we receive your request at our home office. If the amount of your cash value remaining in an Investment Subdivision after the transfer is less than $100, then we will transfer the amount remaining in addition to the amount requested. We will not allow a transfer into any Investment Subdivision unless the cash value of that Investment Subdivision after the transfer is at least $100. The first transfer in each calendar month will be made without a transfer charge. Thereafter, each time amounts are transferred, a transfer charge will be imposed. The transfer charge is shown on page 3. When we make transfers, the cash value on the date of the transfer charge will not be affected by the transfer except to the extent of the transfer charge will be taken from the amount transferred.

The provision, Transfers After Variable Income Payments Begin is deleted in its entirety and replaced with the following:

Transfers After Variable Income Payments Begin

If income payments are made under one of the Variable Income Options you may transfer Annuity Units among the Investment Subdivisions of the Separate Account by sending a written request to us at our home office. You may make one transfer in each calendar year. We reserve the right to limit the number of transfers if it is necessary for the policy to continue to be treated as an annuity policy by the IRS. Also, we reserve the right to refuse to execute any transfer if any of the Investment Subdivisions that would be affected by the transfer are unable to purchase or redeem shares of the mutual fund in which the Investment Subdivision invests.

If the amount of your cash value remaining in an Investment Subdivision after the transfer is less than $1000, then we will transfer the amount remaining in addition to the amount requested. We will not allow a transfer into any Investment Subdivision unless the cash value of that Investment Subdivision after the transfer is at least $100. No transfer charge is imposed for transfers of annuity units. The amount of the Income Payment as of the date of the transfer will not be affected by the transfer.




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For THE LIFE INSURANCE COMPANY OF VIRGINIA



                                          Paul E. Rutledge III
                                          President